Exhibit 99.8
Common TV Address

INFOSYS LIMITED
COMMON TV ADDRESS
Q1 FY14 RESULTS
July 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

S.D. Shibulal

Good morning, everyone. It is a pleasure for me to be here.

We have done reasonably well in Q1. Revenue has grown by 2.7% in reported currency. It has actually grown by 3.4% in constant currency. Our volumes have gone up by 4.1%. Our top 10 clients have grown by 4%. We have added 66 new clients (gross) in Q1. Our large deal momentum has continued. We have won 7 large deals in Q1. Our Consulting and System Integration today gives us 34% of our revenues. Margins have remained stable from Q4 to Q1.

During the quarter, I have met number of clients. Their sentiment towards Infosys is very positive. At the same time, we operate in an environment which has certain challenges. Discretionary spend continues to be under stress. There are regulatory changes happening in various parts of the world. We have seen regulatory changes in Canada and in Australia as recently as about a week back. The US Immigration Bill is in progress.

Given these things, we remained cautiously optimistic. We have not revised our guidance. It continues to be 6%-10%. We are energized, we are enthused, we are cautiously optimistic about our future.

Now let me hand it over to Rajiv.

Rajiv Bansal

Good morning everyone. As Mr. Shibulal was saying this quarter we have done reasonably well. We had a quarter-on-quarter growth of 2.7%. However because of the cross currency movements, our quarterly growth was impacted by roughly about $ 13.4 mn for the quarter without which the growth for the quarter would have been at 3.4% on a constant currency basis. Our gross margin for the quarter remained flat compared to the last quarter at 34.9%. Our operating margins are at 23.5%, same as last quarter. Our EPS for the quarter is at $0.73. The net margin has come down from 22.9% to 21% this quarter, primarily because we had an exchange gain of $22.7 mn last quarter and a tax reversal of $14 mn last quarter because of the R&D benefit that we got. Other than that, the net income is same as the previous quarter.

If you look at our volumes for the quarter, it has gone up by 4.1%. Our Services business has gone up by 3.4% during the quarter. The volumes have gone up by 4.1%. There is a sequential price decline of 0.7% on a reported currency basis, However on a constant currency basis, our pricing is flat. Utilization for the quarter has gone up from 68.5% to 70.7% including trainees and from 71.4% to 74.3% excluding trainees. Our onsite mix for the quarter has marginally gone up to 32.0% as compared to 31.4% last quarter.

If I talk about the guidance, we have kept our guidance same at 6%-10%. The first quarter has been reasonably well but given all the uncertainties in the environment especially on the discretionary spending front and the regulatory changes, we felt that one quarter is too short a time to go and change the guidance, so we have kept the guidance as same. However, in rupee terms the guidance has been revised because of the rupee depreciation. If you look at our guidance on a constant currency basis based on the currency rates that we had taken in April, the growth would be 7%-11% because we are losing roughly about $72 mn for the whole year because of the cross currency movement. If I look at my guidance compared to last year average rate it is 7.4%-11.4% for the year.

Our cash and cash equivalents are at Rs. 24,072 crores and DSO for the quarter has marginally gone up by 66 days.

Thank you very much.

Moderator

Thank you, Shibu, thank you, Rajiv. Earlier today we received questions from some of investors and analysts from across the country. I start with the first question which is come from both Nitin Mohta of Macquarie and Yogesh Agarwal of HSBC.

Rajiv the question is, “Given the strong performance in the first quarter, the ask rate to reach high-end of the guidance for the remaining three quarters is 1.5% sequential growth. So what is your through process of not changing guidance at this point, specially why not lift the low-end of the guidance since that would imply negative sequential growth in coming quarters?”

Rajiv Bansal

As I said we have been just one quarter into this year and we did not see any strong reasons to revise the guidance or change the guidance at this point of time. The world that we are in, is a very volatile world. If you look at the discretionary spending that we are seeing in most of the industry reports, it is coming down and that is putting pressure because we have a disproportionate percentage of revenues coming from the discretionary spend. That puts a lot of pressure on our ability to forecast exactly how the growth would be going forward in terms of discretionary projects that we have. Also the currency is very volatile. There is a regulatory overhang that we have. Considering all the factors, we felt that one quarter into the year, it is really not prudent to go and change the guidance. On the lower end of the guidance, if I take my first quarter performance and we just extrapolate assuming we are flat for the next 3 quarters, it would imply that we would grow 7.7%. But if you look at the last 5-6 quarters, we have had 2 quarters of declining revenue. So we felt that at this point there is no strong trigger for us to go and change the guidance. We are trying our level best to meet the guidance. As Shibu was saying, we are working very hard. People are very enthusiastic about all the things. They are very energetic and they feel very confident. We are trying our level best to meet or exceed the guidance.

Moderator

Thank you Rajiv. The next question Shibu is for you from Sandeep Shah of CIMB. Sandeep would like to hear your thoughts on the large deal pipeline, decision making, and the total contract value of deals closed in this quarter? Could you throw some light on that?

S.D. Shibulal

We continue to see momentum in our large deal pipeline. If you remember, in second half of last year, we had closed about $1 bn TCV in large deals. In this quarter, we have closed 7 deals. A few of them more than $100 mn each. These are the deals which are for 3-5 years and the revenue gets realized over that period. If you read some of the industry reports which came out very recently, you can clearly see that the number of deals in the rebid space has gone up considerably. That means a large percent of the large deals available today in the BITS space are rebids and they happen to be price sensitive. Our objective is to make sure that while they may be margin dilutive in the beginning, they will be margin neutral over the life of the contract. We do have a good pipeline of large deals but they do take somewhere between 6 -9 months to come to fruition.

Moderator

Thank you Shibu. The last question we have for this show is from Sandeep Shah again. He would like to know what is the outlook on margins for the next 3 quarters?

Rajiv Bansal

As we said, this quarter we have done reasonably well. We have been able to keep our operating margins at 23.5%, same as last quarter. Though we have got some rupee benefits because of the depreciating rupee, but some of this was offset by the full quarter impact of wage increase that we gave last quarter, coming in this quarter. We also had realization decline this quarter. We have given wage hikes for our offshore employees at 8% effective July and we have also rolled our hikes for other geographies effective July. That impact will be visible on the operating margins in the subsequent quarters. I would roughly expect the impact to be about 300 basis points next quarter primarily only because of the wage hikes.

Moderator

Thank you Shibu and Rajiv. With that we come to the end of our common TV address.